[Next, Inc. Letterhead]

July 14, 2004

Filed as EDGAR correspondence.

United States Securities and

    Exchange Commission

Washington, D.C. 20549

Re:	Next, Inc. (the “Company”)
Registration Statement on Form SB-2 (“Registration Statement”)
(Registration No. 333-113928)

Dear Ladies and Gentlemen:

We hereby apply for the above-referenced Registration Statement to be withdrawn. The grounds for the withdrawal are as follows.

The Registration Statement was filed pursuant to an agreement with Greenwood Partners, LP, the selling shareholder named therein. Greenwood Partners, LP has requested that the Company withdraw the Registration Statement. No securities were sold based on the form of prospectus included in the Registration Statement.

If you have any questions about this application, please call our attorney, Frank M. Williams, at (423) 785-8206.

Sincerely,

/S/ CHARLES L. THOMPSON

Charles L. Thompson

Chief Financial Officer of Next, Inc.

CLT/pym